

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Real Goods Solar, Inc.
Erik Zech, Chief Financial Officer
833 West South Boulder Road
Louisville, CO 80027

Re: Real Goods Solar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 1, 2010
Form 10-Q for the period ended September 30, 2010
File No. 1-34044

Dear Mr. Zech:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Description of Business, page 1

1. We note your disclosure on page 9 that you have "various other names" aside from Real Goods Solar that are subject to trademark or pending trademark applications, and that you believe these trademarks are "significant assets to [y]our business." In future filings, please disclose the "various other names," to the extent material, that are subject to trademark and include the duration of each trademark. Please specify the expiration date as opposed to stating that each registration is valid for ten years. See Item 101(h)(4)(vii) of Regulation S-K.

2. In future filings, please disclosure the total number of employees in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Sales of Unregistered Securities, page 18

3. In future filings, please disclose the value of the consideration received for any sales of unregistered shares, such as those issued as a purchase price true-up and contingent consideration for your acquisition of Regrid Power. Further, please disclose all sales of unregistered securities within the past three years. In this regard, we note your description on page 21 of various mergers and acquisitions that appear to involve sales of unregistered securities. See Item 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

4. We note that you have provided an Overview section for your MD&A. However, the Overview as currently drafted recites the same information that is disclosed in the Business section. The general purpose of an Overview is to provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. In future filings, please revise your disclosure accordingly. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 23

5. In future filings, please revise your analysis to quantify the specific factors that contributed to the fluctuations in your line items from period-to-period, and also analyze the reasons underlying the fluctuations where the reasons are material and determinable. For example, you note that the increase in net revenue from 2008 to 2009 is due primarily to "organic growth and [y]our acquisitions during 2008." Similarly, you note that gross profit decreased as the result of an "increased mix of lower margin commercial installations." The analysis in this section should quantify the amount of the fluctuation that was due to organic growth and acquisitions, or due to the lower margin commercial installations, and identify the reasons underlying these specific factors, including whether you believe the factors leading to the fluctuations are the result of a trend, and if so, whether you expect these trends to continue. This is only an example.

Liquidity and Capital Resources, page 24

6. In future filings, please expand your liquidity disclosure to identify your major sources of liquidity. For example, you identify on page 25 that your available cash and cash from operations should be sufficient for the foreseeable future, but you do not identify and discuss the sources of that available cash or the major assumptions underlying your sufficiency conclusion. In this regard, we note for example that in 2008 and 2009 you

completed four acquisitions that used cash as consideration and you have disclosed your intent to pursue further acquisitions in the future.

Controls and Procedures, page 44

7. We note that you have not included the auditor's attestation report as permitted by Item 308T of Regulation S-K, but do not include the statement required by Item 308T(a)(4) that your annual report does not include this attestation report. In future filings, please include this required statement, as applicable.

Signatures

8. In future filings, please identify who is signing in the capacities of your principal executive officer and principal financial officer. See General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

9. We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.   Because you were required to comply with Item 308(a) for this annual report, you must include the omitted language in your certifications. Please file an abbreviated amendment to your Form 10-K that consists of a cover page, explanatory note, signature page, and the complete form of the required certifications.

10. We note that in paragraph 4 and paragraph 5 you have deleted the "(s)" following "certifying officer(s)." In the amendment referenced in comment nine above, and in future filings, please file the certifications in exactly the form required by Exchange Act Rules 13a-14 and 15d-14.

Definitive Proxy Statement on Schedule 14A

General

11. In future filings, please provide the disclosure required by Item 407(h) of Regulation S-K relating to your board leadership structure and its role in risk oversight.

Election of Directors, page 5

12. In future filings, please disclose the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Executive Officers of Real Goods Solar, page 7

13. We note you disclosure on page 11 that D. Thompson McCalmont served as your Chief
Executive Officer until September 11, 2009. We further note that your table of executive
officers does not disclose that you have a current Chief Executive Officer. However,
your disclosure continues to reference your Chief Executive Officer, such as the
disclosure on page 9 stating that your "Chief Executive Officer does not determine the
compensation of any of [y]our named executive officers." Please advise us
supplementally as to who, if anyone, is serving as your Chief Executive Officer and
clarify your future disclosure accordingly.

Beneficial Ownership of Shares, page 8

14. In future filings, please include all named executive officers in the beneficial ownership
table. We note that the beneficial ownership table states that there are 8 persons who are
included in the group of directors and officers. However, we note that your board of
directors has six members, and you have only one named executive officer who is not
also a director. We note that you have not included Mr. Rysavy, aside from a footnote
describing his relationship with Gaiam. Please revise your disclosure accordingly in
future filings. See Item 403(b) of Regulation S-K.

15. Footnote 3 to the beneficial ownership table suggests that certain of your directors and/or
officers own shares of Class B common stock. Please advise us supplementally whether
any of your directors and or/officers own such stock. Please clarify this disclosure in
future filings.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

16. We note your disclosure on page ten that your Annual Incentive Bonus is based on the
achievement of certain performance goals. We also note your disclosure in footnote 5 to
the Summary Compensation Table that bonus payments are within the discretion of the
compensation committee. Please clarify for us how you bonus system operates and
provide us with your analysis as to why you have disclosed such payments in the
"Bonus" column of the Summary Compensation Table as opposed to the "Nonequity
Incentive Plan Compensation" column. See Item 402(m)(5)(iii) of Regulation S-K.

17. We note your disclosure on page 10 that during fiscal year 2009, long-term, performance-
based compensation took the form of stock option awards under your Incentive Plan.
However, we note that you have not disclosed any stock option award in the Summary
Compensation Table with the exception of John Schaeffer. Please tell us why.

18. We note your disclosure in footnote 1 to the Summary Compensation Table that the compensation paid to Mr. Rysavy reflects payments made by Gaiam, Inc. or one of its subsidiaries, and only a portion of the services covered by the compensation were rendered to Real Goods Solar. Please note that Item 402(m) of Regulation S-K requires disclosure of compensation paid for all services rendered in all capacities to you. Please supplementally advise us as to whether the compensation listed for Mr. Rysavy is for services rendered to you, and if not, please provide a breakdown of the amount that was for services rendered to you. See Item 402(m)(1) of Regulation S-K.

19. We note your disclosure in footnote 5 to the Summary Compensation Table that Mr. Zech's 2008 bonus and a portion of his 2009 bonus were guaranteed pursuant to his employment agreement. In future filings, to the extent applicable, please disclose and quantify the portion of any bonus that was guaranteed and paid pursuant to an employment agreement and the portion that was paid as part of the Annual Incentive Bonus, or otherwise.

20. Please advise us supplementally whether the aggregate grant date fair value of the option awards was calculated in accordance with FASB ASC Topic 718. In future filings please calculate stock and option awards in this manner and disclose that all stock and option awards were calculated in accordance with FASB ASC Topic 718.

Section 16 (a) Beneficial Ownership Reporting Compliance, page 16

21. We note your disclosure that there were reports that were not filed on a timely basis. In future filings, please also disclose the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

22. We note that you have marked the box on the cover page of your Form 10-K indicating that Item 405 disclosure is not included. However, we note that you have included such disclosure in your proxy statement. In future filings, please do not check this box when you will be including the Item 405 disclosure regarding reports that were not filed on a timely basis.

Form 10-Q for the Quarterly Period Ended September 30, 2010

23. We note your disclosure that your President and Chief Financial Officer concluded that "the disclosure controls and procedures of Real Goods Solar were effective in alerting them, on a timely basis, to material information required to be disclosed in the reports that [you] file or furnish under the Securities Exchange Act of 1934." In future filings, please include the complete definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief